FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS") and Aviva plc announce plans to Renew Strategic Partnership

5 August 2010

The Royal Bank of Scotland Group plc ("RBS") announces today that it has signed non-binding heads of terms with a view to entering into a new distribution agreement with Aviva plc (Aviva), replacing their current joint venture.

The existing joint venture provides protection, pension and investment products, utilising Aviva's product capabilities and RBS's distribution strength, with the parties sharing profits.

Subject to agreement, the new distribution arrangement is expected to build upon the success of the joint venture by better aligning each party's incentives to create and distribute market leading products. Under the new arrangement Aviva will be the manufacturer of protection and selective pension products while RBS will receive all of the profits from the distribution of these products and will also manufacture and distribute its own investment products.  The new agreement will position RBS to compete more effectively and to respond to developments in the bancassurance market.

It is expected that discussions will be completed in the second half of this year and that the existing joint venture relationship will terminate from 31 December 2010.  As a result of terminating the joint venture, including the re-purchase of Aviva's right to share in distribution profits which Aviva acquired from RBS at inception of the joint venture, RBS will recognise a one-off loss of £235m in its interim results which will be announced tomorrow.

Brian Hartzer CEO, UK Retail, Wealth & Ulster said: "Over the past 10 years RBS and Aviva have built a strong and successful joint venture.  As part of our commitment to becoming Britain's Most Helpful Bank, we need to provide our customers with the right quality of investment products, insurance, and  financial advice, both now and in the future.  The changes we are proposing to make to our partnership with Aviva will give us added flexibility to ensure we help customers to make the right choices for them and their money, while maintaining and building on the strong record of service and product excellence that we have built together as partners."

For further information please contact

Alexander Holcroft
Deputy Head of Investor Relations
+44 (0) 207 672 1982

Group Media Centre
Tel: + 44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   05/08/2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary